Exhibit (a)(1)(K)
NOTICE TO ELIGIBLE EMPLOYEES OF
A SUPPLEMENT TO THE OFFER TO EXCHANGE
June 29, 2009

To Eligible Employees:

For Legal Notification Purposes—Supplement to the Offer to Exchange
In response to comments from the U.S. Securities and Exchange Commission (the “SEC”), we have amended and supplemented the Offer to Exchange Certain Outstanding Options to Purchase Common Stock dated June 15, 2009 (the “Offer”). The Supplement to the Offer (the “Supplement”) is included with this notice. The Supplement does not alter any of the financial terms of the Offer.
Except as indicated in the Supplement, all other terms of the exchange offer remain unchanged.
As a reminder, the deadline to submit or make changes to your Election Form is 11:59 p.m. California time, on July 13, 2009.
For additional information about the Supplement or the exchange offer in general, contact Joyce Shinn via email at joyce.shinn@emulex.com or at (714) 662-5600.